Exhibit 99.2

GH001 Efficacy is Independent of Prior Antidepressant Treatment Failures in Treatment-Resistant Depression: A Post Hoc Analysis of a Phase 2b Randomized Controlled Trial

Michael E. Thase[1,2*], Brian Brennan[3], Rachael MacIsaac[3], Luca Pani[4,5], Velichka Valcheva[3], Wiesław J. Cubała[6]

[1]Department of Psychiatry, University of Pennsylvania, Philadelphia, PA, USA. [2]Corporal Michael J Crescenz Veterans Affairs Medical Center, Philadelphia, PA, USA. [3]GH Research, Dublin, Ireland. [4]Miami University, Miami, USA. [5]University of Modena and Reggio Emilia, Modena, Italy. [6]Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk, Gdańsk, Poland.

Background

- Treatment-resistant depression (TRD) is associated with persistent symptoms and significant unmet need for effective treatment[1]
- Staging models for TRD have demonstrated that the number of prior treatment failures is among the strongest negative prognostic factors for subsequent treatment response[1]
- In the Sequenced Treatment Alternatives to Relieve Depression (STAR*D) study, remission rates declined progressively with each successive treatment failure (36.8%→30.6%→13.7%→13.0%), suggesting pharmacological resistance[2]
- GH001 demonstrated rapid and significant reductions in Montgomery–Åsberg Depression Rating Scale (MADRS) versus placebo in a Phase 2b trial (-15.5 difference, P<0.0001; Cohen's d=2.0).[3,4]

Objective

- This post hoc analysis examined whether GH001 efficacy varied as a function of the number of prior lifetime antidepressant treatment failures in GH001-TRD-201

Methods

- This multicenter trial (NCT05800860) included a 7-day, randomized, double-blind, placebo-controlled part (Part 1) and a 6-month open-label extension (OLE). In the double-blind part, patients received an individualized dosing regimen (IDR) of up to three escalating doses of GH001 (6, 12, and 18 mg) or placebo. The trial design is summarized in Figure 1
- This analysis included all 40 patients who received GH001 in the double-blind part with documented prior adequate antidepressant treatment (ADT) history assessed by the Massachusetts General Hospital Antidepressant Treatment Response Questionnaire (MGH-ATRQ) (range: 2-7 prior lifetime ADT failures; mean: 3.65 lines). Spearman rank correlations were computed between prior lifetime ADT lines and MADRS change from baseline at Day 8 and for Month 6 completers
- Remission (MADRS ≤10) and response (≥50% MADRS reduction) rates were summarized descriptively by prior lifetime ADT line subgroup and compared with STAR*D remission rates[2]

Figure 1. Clinical Trial Design


GH001 IDR[a]
Double-Blind Part
(Part 1)[b]
N=81
Randomization 1:1
Placebo IDR[a]
All patients directly transitioned from the double-blind part to the OLE
Open-Label Extension (OLE; Part 2)
For re-treatment (up to five GH001 IDRs[a]), the patient must have met one of the following criteria:
i. MADRS score >18
ii. MADRS score >10 and ≤18 and MADRS score ≤10 not observed at Day 8 of the prior treatment or at any visit since
iii. MADRS score >10 and ≤18 and MADRS score >18 observed since the most recent observation of MADRS score ≤10
MADRS assessment
BL 2H
D2
Primary endpoint ΔMADRS
Day 1
Day 2
Day 8
During the OLE, patients attended visits at Day 15, Month 1, 2, 3, 4, 5 & 6[c] Additional clinic visits could be scheduled if required for medical reasons
Month 6

[a]A second or third dose was administered if the previous dose was well tolerated according to the trial physician's judgement (based on vital signs and adverse events) and if the patient did not achieve an intense psychoactive effect (peak experience; defined as a mean score of ≥75 on the Peak Experience Scale) following the previous dose. [b]Efficacy assessments were carried out by independent blinded raters in the double-blind part. [c]Patients also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment.

Abbreviations: BL = Baseline; D = Day; H = Hour; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale.

Results

Table 1. Demographics and Baseline Characteristics

	GH001 (N=40)	
Demographics		
Age, years, mean (SD)	41.6 (11.4)	
Sex, female, n (%)	24 (60.0)	
Previously used any psychedelics (lifetime), n (%)	4 (10.0)	
Baseline Disease Characteristics		
HAM-D-17 total score, mean (SD)	24.9 (2.6)	
MADRS total score, mean (SD)	29.0 (5.4)	
MDE History at Baseline		
Mean (SD) number of MDEs	2.1 (1.4)	
N (%) with ≥3 MDEs, n (%)	14 (35.0)	
Time since first depressive episode, years, mean (SD)	11.3 (9.7)	
Duration of current MDE, weeks, mean (SD)	50.8 (28.3)	
Distribution by Prior Lifetime ADT Line, Number of Patients	**Day 8**	**6-Month Completers**
2 lines	7	5
3 lines	13	12
4 lines	8	5
5+ lines	11	9

Abbreviations: ADT = Antidepressant treatment; HAM-D-17 = Hamilton Depression Rating Scale; MADRS = Montgomery-Åsberg Depression Rating Scale; MDE = Major depressive disorder; SD = Standard deviation.

- Spearman correlations between prior lifetime ADT lines and MADRS improvement were weak and non-statistically significant at both Day 8 (r=-0.13, *P*=0.44) and for patients who completed the 6-month OLE (r=-0.10, *P*=0.60), confirming treatment-history independence (Table 2)[5]
- GH001 produced MADRS improvements (14–20 points) across all prior lifetime ADT failure subgroups (2, 3, 4, and 5+), with responses largely maintained from Day 8 through EOT/Month 6 suggesting efficacy is independent of the degree of prior treatment resistance (Figure 2)
- GH001 remission rates remained consistent across all prior treatment failure subgroups (54–64% at Day 8; 62–86% at EOT/Month 6), showing no progressive attenuation with increasing treatment resistance which contrasts with STAR*D, where remission rates declined sharply from 36.8% to 13.0% across successive treatment steps in the current episode (Figure 3)
- GH001 efficacy showed no apparent attenuation with increasing prior treatment failures within the current depressive episode

Table 2: Correlation Between Prior Lifetime ADT Lines and MADRS Improvement

GH001 (N=40)				
Timepoint	N	Spearman r	95% CI	*P*-Value
Day 8	40	-0.13	-0.42, 0.20	0.44
Month 6 Completers	31	-0.10	-0.44, 0.27	0.60

Abbreviations: ADT = Antidepressant treatment; CI = Confidence interval; MADRS = Montgomery–Åsberg Depression Rating Scale.

Figure 2: Mean MADRS Improvement by Prior Lifetime ADT Lines


GH001 Day 8
Prior Treatment Failures
2
3
4
5+
Mean (SE) MADRS Change at Day 8
0
-5
-10
-15
-20
-25
-14.7
-14.0
-19.4
-14.7
GH001 EOT/Month 6
Prior Treatment Failures
Mean (SE) MADRS Change at Day 8
-30
-20.3
-16.9
-16.9
-14.9

Abbreviations: ADT = Antidepressant treatment; EOT = End of treatment; MADRS = Montgomery-Åsberg Depression Rating Scale; SE = Standard error.

- Response rates (≥50% MADRS reduction) similarly showed no meaningful variation across prior lifetime ADT failures subgroups (57-64% at Day 8; 62-86% at EOT/Month 6)
- The severity-independence pattern observed with MADRS extends to secondary efficacy endpoints, confirming treatment-history independence across multiple symptom domains

Figure 3: Remission Rates by Prior Lifetime ADT Lines Compared With STAR*D[5]


GH001 Day 8
Remission Rate (MADRS ≤10), %
100
90
80
70
60
50
40
30
20
10
0
51.1
53.9
62.5
63.6
2
3
4
5+
Prior Treatment Failure
GH001 EOT/Month 6
58.7
61.5
62.5
63.6
STAR*D Reference
36.8
30.6
13.7
13.0
Progressive Attenuation
Step 1 (0 failures)
Step 2 (1 failure)
Step 3 (2 failures)
Step 4 (3 failures)

Abbreviations: ADT = Antidepressant treatment; EOT = End of treatment visit; MADRS = Montgomery-Åsberg Depression Rating Scale; STAR*D = Sequenced Treatment Alternatives to Relieve Depression.

Conclusions

- GH001 efficacy showed no evidence of attenuation with increasing prior antidepressant treatment lines (Spearman r=−0.13, *P*=0.44 at Day 8; r=−0.10, P=0.60 for Month 6 completers), in contrast to the progressive efficacy decline reported in STAR*D (36.8% → 13.0%)
- Remission rates remained consistent prior lifetime ADT failures subgroups (54-64% at Day 8; 62-86% at EOT/Month 6). No approved antidepressant has previously demonstrated this independence from prior treatment failures

References

1. Fekadu A et al., J Affect Disord. 2009;116(1-2):4-11.
2. Rush AJ et al., Am J Psychiatry. 2006;163(11):1905-1917.
3. Reckweg JT et al., Front Psychiatry. 2023;14:1133414.
4. Cubała WJ et al., JAMA Psychiatry. 2026; doi:10.1001/jamapsychiatry.2026.0096.
5. Thase ME et al., 2026. Psychopharmacology Bulletin. In Press.

Acknowledgments

This trial was sponsored by GH Research Ireland Limited. The sponsor would like to thank the participants in the trial. The sponsor would also like to thank the investigators who conducted this trial. Under the guidance of the authors, medical writing and editorial support were provided by Brian Brennan, PhD, of GH Research.

Disclosures

Presenting Author Disclosures: MET: Consultant – Axsome, Clexio Biosciences, Gerson Lehrman Group, GH Research, Janssen, Johnson & Johnson, Lundbeck, Luye Pharma, Merck, Otsuka, Pfizer, Sage, Seelos Therapeutics, Sunovion, and Takeda. Grant Support – Acadia, Alkermes, Axsome, Intra-Cellular Therapies, Janssen, Myriad, National Institute of Mental Health, Otsuka, Patient-Centered Outcomes Research Institute (PCORI), and Takeda. Royalties – American Psychiatric Press, Inc., Guilford Publications, Herald House, Wolters Kluwer, and W. W. Norton & Company. Spouse's Employment – Dr. Diane Sloan is a Senior Vice President of OPEN Health, which does business with many companies.

Presented at the American Society of Clinical Psychopharmacology Annual Meeting | Miami, FL, USA | May 26–29, 2026